ADVANCED SERIES TRUST

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

January 14, 2013

Securities and Exchange Commission,
100 F Street, N.E.

Washington, DC 20549

Re:	Advanced Series Trust: Registration Statement on Form N-1A (Securities Act File No. 033-24962 and Investment Company Act File No. 811- 05186); CIK 0000814679

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of the amendment to its registration statement on Form N-1A, pursuant to rule 485(a) (accession number 0001104659-12-081214), as filed on November 30, 2012, (the “Amendment”).  No securities have been issued or sold pursuant to the Amendment.

The Amendment was filed for the purpose of adding revised disclosure with respect to the investment policies and strategies of the AST Moderate Asset Allocation Portfolio (the “Portfolio”). Implementation of the new investment policies and strategies was contingent upon shareholder approval of a proposed increase in the investment management fee rate paid to Prudential Investments LLC and AST Investment Services, Inc., by the Portfolio. The proposal, which was submitted for shareholder vote in a proxy statement dated October 18, 2012, was not approved by shareholders of the Portfolio and the Registrant is therefore requesting withdrawal of the Amendment.

No fee has been paid by the Registrant in connection with this Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any questions you may have concerning this application to Amanda Ryan (Telephone:  (973) 367-5401; Fax: (973) 367-8065).

*          *          *

 Respectfully submitted,

/s/ Amanda S. Ryan

Amanda S. Ryan
Assistant Secretary
Advanced Series Trust